Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Minera Andes Inc. (“Minera Andes”)
99 George St., 3rd Floor
Toronto, Ontario
M5A 2N4

Item 2      Date of Material Change

The material change occurred on April 1, 2010.

Item 3      News Release

News Releases were disseminated by Marketwire, Toronto, Ontario, on April 1, 2010.

Item 4      Summary of Material Change

Minera Andes has filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp. and its subsidiary, Solitario Argentina S.A (together, "TNR"). In recent conversations and correspondence with Minera Andes, TNR has asserted that they have an immediate right to back into the Los Azules project (the "Project"). Minera Andes rejects the ability of TNR to back-in to any part of the Project and is seeking a declaration that any back-in notice delivered by TNR prior to April 23, 2010 will be null, void and of no force and effect.

Item 5.1    Full Description of Material Change

Minera Andes has filed a Statement of Claim in the Supreme Court of British Columbia against TNR. In recent conversations and correspondence with Minera Andes, TNR has asserted that they have an immediate right to back into the Project. Minera Andes rejects the ability of TNR to back-in to any part of the Project.

The Project was, until the fall of 2009, subject to an option agreement between Xstrata Copper (and certain affiliates, "Xstrata") and Minera Andes. In the fall of 2009, Xstrata elected not to exercise its option to back-in to the Project and subsequently transferred all properties then held by Xstrata (and forming part of the Project) to Minera Andes. Minera Andes now owns 100% of the Project.

Certain of the Los Azules properties (the "Subject Properties") formerly held by Xstrata and transferred to Minera Andes following the termination of the option agreement however remain subject to an underlying option agreement between Xstrata and TNR (the "TNR Agreement"), whereby TNR has the right to back- in to up to 25% of the Subject Properties, exercisable by TNR upon the satisfaction of certain conditions within 36 months of Xstrata exercising its option, including the completion of a feasibility study. It is important to note that the Subject Properties comprise the northern half of the Project, and does NOT represent 25% of the Los Azules deposit by area or resources identified.

The 36-month period following the exercise of the option expires on or about April 23, 2010 and no feasibility study has been completed on the Project.

The TNR Agreement is the subject of a legal dispute between Xstrata and TNR, commenced by TNR against Xstrata in the Supreme Court of British Columbia. The dispute surrounds the validity of the 36- month time limit described above.

According to communications between Minera and TNR, TNR seeks to waive the condition that a feasibility study be completed on the Project prior to TNR being entitled to exercise its back-in right. It is Minera Andes' view that TNR's back in right is dependent upon the production of a feasibility study which has never been produced. Further, Minera Andes disputes the legal ability to waive this condition.

Although not party to the litigation between TNR and Xstrata, Minera Andes is seeking a declaration that any back-in notice delivered by TNR prior to April 23, 2010 will be null, void and of no force and effect.

Item 5.2    Disclosure for Restructuring Transactions

Not applicable

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7    Omitted Information

Not applicable

Item 8    Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Nils Engelstad, Vice- President-Corporate Affairs at (647) 258-0395.

Item 9    Date of Report

April 5, 2010